EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the three and nine months ended September 30, 2016 and 2015, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2016	2015	2016	2015

Earnings:
Income before taxes	$81,767	$88,452	$252,344	$291,586
Fixed charges	73,127	74,133	219,372	207,965

Total earnings	$154,894	$162,585	$471,716	$499,551

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$73,109	$74,115	$219,315	$207,912
Estimate of the interest component of rental expense	18	18	57	53

Total fixed charges	$73,127	$74,133	$219,372	$207,965

Ratio of earnings to fixed charges	2.12	2.19	2.15	2.40